Rockwell provides operational update and feedback from third quarter diamond sales

December 15, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) provides an update on operational progress and the results of its diamonds sales for the third quarter of fiscal 2012.

“We continue to make progress with all the projects that have been set in motion in the last six months. I can confirm that we are now seeing evidence of a culture which reflects our diamond value management strategy being inculcated in the day-to-day operations,” explains James Campbell, CEO, Rockwell. “In addition to progressing with projects which will enable our mines to produce according to their plans, we have also continued to bolster our technical teams to ensure that we fully benefit from these investments and become more effective at addressing operational issues on the mines. Also, following the agreement reached with the National Union of Mineworkers in November 2011, we have submitted our application to convert the Northern Cape mines to continuous operations.”

Operational update:

Saxendrift:

  Recoveries at the mine were above forecasts for the quarter; one stone exceeding 100 carats was recovered.

  The Dabmar in field screen has been fully commissioned and has been in production at name plate capacity since the end of November 2011. The anticipated benefits include its improved ability to process various ore types that can efficiently be processed through the screen.

  The PC2000 excavator was relocated from Klipdam to Saxendrift where it is operating at a higher utlization. Its capacity matches the 100 ton trucks which transport the gravel from the mining faces to the in field screen.

  Implementation of the bulk X-ray project is on schedule. The X-ray machine will be dispatched from Russia by the end December to be set-up in Johannesburg and delivered to the mine by the end of January 2012. It is expected to be commissioned and incorporated into the dedicated bulk sorting plant to commence testing and performance quantification on various gravels during April 2012.

  Following the construction and commissioning of the mine, the first diamonds were produced and have been sold.

  The new recovery plant and front-end extension were commissioned on schedule during the quarter.

  Production started in November 2011 and although diamond grades were disappointing, the diamond price achieved was above expectation chiefly as a result of higher than expected recoveries of +10 carat stones. Good progress has been made to resolve the historical issues of clay balling in the scrubber and abundance of manganese in the mine feed which had been adversely affecting the concentration and recovery process.

  A new plant manager, with vast diamond winning experience and a full time, dedicated mining manager have been engaged for the mine.

  Together with increased supervision and consistent operation of the plant, the mine is well placed to achieve planned production.

  The Company’s technical team has been tasked with planning and implementing a front end appropriate for run of mine preparation before the 2012 rainy season commences.

Klipdam:

  A new mine manager started in November 2011 and has already made good progress with priorities to increase truck availability, achieve consistent plant throughput and reduce spillages. As a result, the budgeted recoveries were achieved in November 2011.

  An infield screen has been erected at the centre of mining activities which has resulted in significant diesel cost savings.

  Early in December 2011, the mining plan migrated to the in situ alluvial Rooikoppie gravel which is expected to yield higher quality diamonds.

Wouterspan:

  The Company has been successful in consolidating its six mining and prospecting rights into a single mining right spanning 7,409 hectares. This milestone will streamline the administrative requirements of the authorities as well as any future operations. It also provides the Company with significant upside to extend the 37.7 million m3 inferred and 5.0 million m3 indicated resources1 estimated to be contained in only 12% of the total consolidated land package.

Third quarter diamond sales
Total proceeds of $6.0 million were generated from the sale of 5,377 carats. The average price per carat for the quarter was $1,109 which was in line with expectations after having brought Tirisano on stream.

Operation	Carats	US $ Revenue	US $/ct
Klipdam	1,990	1,356,388	681
Saxendrift	1,761	3,332,902	1,892
Tirisano	1,625	1,272,214	783
Total	5,377	5,961,504	1,109

“The volume sold increased by 67% to 5,377 carats, compared to the second quarter of fiscal 2012. This significant increase is partly due to the sale of the first production from Tirisano at an average price of $783 per carat. The Tirisano price per carat greatly exceeds management estimates”, stated Campbell. “We are well positioned in this improving diamond market. Our mines are starting to produce to target and our inventory is 1,800 carats at the end of the third quarter. This inventory was accumulated so as to satisfy higher demand during the peak sales period in the first quarter of the 2012 calendar year.”

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1Indicated and Inferred Mineral Resources at a grade 0.70 carats per 100 cubic metres to February 2011. Further details are available in Rockwell’s news release dated May 31 2011.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:
Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.